                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 33-97926

PROSPECTUS SUPPLEMENT
(To Prospectus Dated December 6, 1995)


[CAPSTONE LOGO]                2,500,000 SHARES
                         CAPSTONE CAPITAL CORPORATION
                                 COMMON STOCK

                              ------------------

     Capstone Capital Corporation (the "Company") is a self-managed real estate investment trust ("REIT"), which owns, leases and invests in a diversified portfolio of healthcare properties (the "Investments") located in 13 states. Substantially all of the Investments are in the form of sale leaseback arrangements and mortgage loans.

     All of the shares (the "Shares") of the Common Stock, $.001 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "CCT." The last reported sale price of the Common Stock on the NYSE on November 20, 1996 was $20.875.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                UNDERWRITING
                                             PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                              PUBLIC           COMMISSIONS(1)         COMPANY(2)
------------------------------------------------------------------------------------------------------
Per Share                                     $20.875              $1.095               $19.78
------------------------------------------------------------------------------------------------------
Total(3)                                    $52,187,500          $2,737,500           $49,450,000
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at approximately $300,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional Shares on the same terms and conditions as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $60,015,625, $3,148,125 and $56,867,500, respectively.

                               ------------------

     The Common Stock is being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the Common Stock will be made at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001 on or about November 26, 1996.

SMITH BARNEY INC.
                   PAINEWEBBER INCORPORATED
                                     J.C. BRADFORD & CO.
                                                   COWEN & COMPANY
The date of this Prospectus Supplement is November 20, 1996.

     [TWO PIE CHARTS AND ONE BAR GRAPH. ONE PIE CHART SHOWS THE COMPANY'S INVESTMENTS BY OPERATOR AS A PERCENTAGE. THE OTHER PIE CHART SHOWS THE COMPANY'S INVESTMENTS BY FACILITY TYPE AS A PERCENTAGE. THE BAR GRAPH SHOWS THE DOLLARS INVESTED BY THE COMPANY BY QUARTER SINCE INCEPTION ON JUNE 30, 1994. FOOTNOTE 1 REFERS TO THE INFORMATION IN THE PIE CHARTS. FOOTNOTE 2 REFERS TO THE INFORMATION IN THE BAR GRAPH.]

(1) As of September 30, 1996, including commitments to invest not then funded of approximately $29 million, of which $16.7 million is attributable to an acute-care facilities to be operated by MedCath, $1.9 million is attributable to an ancillary hospital facility to be operated by Columbia/HCA and $10.3 million is attributable to an assisted living facility, an integrated delivery facility and an ambulatory surgery facility to be operated by three other operators.
(2) Actual dollars invested as of the periods indicated, excluding commitments to invest not then funded.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed descriptions and financial information and statements appearing elsewhere in this Prospectus Supplement, in the Prospectus and in the documents incorporated herein and therein by reference. Except as otherwise indicated herein, this Prospectus Supplement assumes no exercise of the underwriters' over-allotment option. As used herein, unless the context requires otherwise, the term "Company" includes Capstone Capital Corporation, a Maryland corporation, and its subsidiaries.

                                  THE COMPANY

     The Company is a real estate investment trust which owns, leases and invests in a diversified portfolio of healthcare properties. As of September 30, 1996, the Investments consisted of (i) 45 healthcare properties leased to 13 healthcare operators (the "Leased Properties") and (ii) seven mortgage loans on healthcare properties (the "Mortgage Loans"). The Investments are located in 13 states primarily in the southeastern and western regions of the United States and represent a variety of facility types in diverse healthcare industry segments. The Investments, including commitments to invest that have been partially funded, have grown from approximately $115 million at inception on June 30, 1994 to approximately $348 million on September 30, 1996.

     The Company intends to use the net proceeds of the Offering to reduce outstanding borrowings under the Company's $150 million unsecured line of credit (the "Bank Credit Facility") provided by a consortium of banks led by NationsBank, N.A. (South) ("NationsBank"), which the Company has used primarily to fund Investments. See "Use of Proceeds." The Company expects to reborrow under the Bank Credit Facility to make additional investments.

     Substantially all of the leases (the "Leases") for Leased Properties are triple net leases which require the lessees to pay all operating expenses, taxes, insurance and other costs. The Leases generally provide for increases in rent commencing after the first year, have primary terms of 10 to 15 years with options to extend the term at least 10 years and grant the lessees a right of first refusal to acquire the Company's interest. Mortgage Loans generally have initial maturities of between five and 15 years and bear interest at a rate which increases annually at either a specified rate or a rate based on the consumer price index. Approximately 91% of the Company's Investments as of September 30, 1996 are operated by public healthcare companies or their subsidiaries, including HEALTHSOUTH Corporation ("HEALTHSOUTH"), Columbia/HCA Healthcare Corporation ("Columbia/HCA"), MedPartners, Inc. ("MedPartners"), Integrated Health Services, Inc. ("Integrated Health"), OrNda HealthCorp ("OrNda") and Quorum Health Group, Inc. ("Quorum").

     The Company believes it is an important source of capital for the healthcare industry and intends to continue investing in a high-quality portfolio of properties managed by established operators of rehabilitation, alternate-site care, long-term care and acute-care facilities. The Company diversifies its portfolio by operator, geography, facility type and healthcare industry segment. Management's investment criteria emphasize evaluation of the
(i) creditworthiness of a proposed lessee, borrower, guarantor, developer or, under certain circumstances, sublessee of a healthcare facility, (ii) competitive position of a proposed property, (iii) attractiveness of the industry segment and (iv) strategic fit of a proposed property with the Company's existing portfolio. The Company believes that there is significant demand for REIT financing capital in the healthcare industry. In addition, the Company believes that the substantial healthcare industry experience and industry relationships of its management and directors will help the Company identify, evaluate and complete additional investments.

     The Company's primary objective is to provide current income for distribution to stockholders. The Company commenced paying quarterly dividends of $.425 per share for the quarter ended September 30, 1994, increased its quarterly dividend to $.445 per share for the quarter ended June 30, 1995, increased it to $.455 per share for the quarter ended June 30, 1996 and declared a dividend of $.46 per share payable on November 15, 1996 for the quarter ended September 30, 1996.

     The Investments as of September 30, 1996 are summarized in the following tables by operator and by type of facility:

                                                                      INVESTMENTS
                                                                         AS OF
                                                         NO. OF      SEPTEMBER 30,    PERCENTAGE OF
                                                       FACILITIES       1996(2)       PORTFOLIO(2)
                                                       ----------    -------------    -------------
    OPERATOR(1)
    HEALTHSOUTH......................................      15        $ 103,183,244         29.6%
    Columbia/HCA.....................................       6           66,579,557         19.1
    MedPartners......................................       8           32,899,750          9.4
    Integrated Health................................       3           28,475,000          8.2
    OrNda............................................       2           28,323,221          8.1
    MedCath..........................................       1           17,800,000          5.1
    Quorum...........................................       4           16,500,000          4.7
    Ramsay...........................................       2           12,500,000          3.6
    Horizon/CMS......................................       1           10,500,000          3.0
    Cogburn..........................................       2            8,713,322          2.5
    Remington Park...................................       1            7,428,967          2.2
    Arcon............................................       1            4,402,440          1.3
    Vanguard Care....................................       3            3,792,500          1.1
    Healthkey/BJC Health System......................       1            2,770,026          0.8
    MPI..............................................       1            2,333,000          0.7
    SSM Health Systems...............................       1            2,100,000          0.6
                                                           --         ------------        -----
                                                           52        $ 348,301,027        100.0%
                                                           ==         ============        =====
    FACILITY TYPE
    Ancillary Hospital...............................      16        $ 136,327,132         39.1%
    Inpatient Rehabilitation.........................       4           54,453,244         15.6
    Physician Clinic.................................      10           37,769,776         10.8
    Acute Care Hospital..............................       2           25,723,221          7.4
    Ambulatory Surgery...............................       5           22,895,425          6.6
    Skilled Nursing..................................       6           22,280,822          6.4
    Sub-Acute Care...................................       2           18,700,000          5.4
    Comprehensive Mental Health Hospital.............       2           12,500,000          3.6
    Assisted Living..................................       1            7,428,967          2.1
    Outpatient Rehabilitation........................       3            5,820,000          1.7
    Integrated Delivery..............................       1            4,402,440          1.3
                                                           --         ------------        -----
                                                           52        $ 348,301,027        100.0%
                                                           ==         ============        =====

---------------

(1) Operators are lessees under Leases ("Lessees"), borrowers under Mortgage Loans ("Borrowers"), guarantors of certain Leases and Mortgage Loans ("Guarantors") or primary sublessees of the healthcare facilities ("Sublessees").
(2) Based on the amount of the Company's investment, including commitments to invest that have been partially funded. Excludes capitalized acquisition costs and capitalized interest of approximately $1.9 million.

     Ancillary hospital facilities, which are contiguous or adjacent to a hospital, contain physician offices and provide a variety of medical services such as diagnostic, outpatient surgery and rehabilitation services, selected hospital support services and educational and research activities. Inpatient rehabilitation facilities provide a full range of inpatient rehabilitation services to patients experiencing significant physical disabilities due to various conditions, such as head injury, spinal cord injury, stroke, certain orthopedic problems and neuromuscular disease. Physician clinics provide a variety of outpatient diagnostic and therapeutic healthcare services.

Acute care hospitals provide a full range of inpatient, acute healthcare services. Ambulatory surgery facilities provide various surgical procedures, typically on an outpatient basis. Skilled nursing facilities generally provide extended care and a variety of acute care healthcare services to the elderly. Sub-acute care facilities provide monitoring, specialized care and comprehensive rehabilitative therapy required by sub-acute and medically complex patients. Comprehensive mental health hospitals provide a full range of treatment for psychiatric and chemical dependency disorders. Assisted living facilities generally provide extended care and a variety of healthcare services to the elderly in a more residential setting. Outpatient rehabilitation facilities offer a comprehensive range of rehabilitative healthcare services, including physical and occupational therapy, and focus predominantly on orthopedic injuries, sports injuries, work injuries, hand and upper extremity injuries, back injuries and various neurological/neuromuscular conditions. Integrated delivery facilities provide a variety of medical services such as primary care, laboratory and diagnostic services, outpatient surgery and emergency care.

                                  THE OFFERING

Common Stock to be offered..........     2,500,000 shares

Common Stock to be outstanding after
the Offering(1).....................     13,423,731 shares

Use of Proceeds.....................     To reduce outstanding borrowings under
                                         the Bank Credit Facility incurred to
                                         make Investments.

NYSE Common Stock Symbol............     CCT
---------------

(1) Does not include as of September 30, 1996, (a) 1,733,333 shares of Common Stock reserved for issuance upon conversion of $27,950,000 aggregate principal amount of the Company's 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures"), subject to adjustment in certain events, (b) 645,000 shares of Common Stock reserved for issuance pursuant to the Company's 1994 Stock Incentive Plan or (c) 997,693 shares of Common Stock reserved for issuance pursuant to the Company's Dividend Reinvestment Plan.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $49.2 million, after deduction of underwriting discounts and commissions and estimated Offering expenses payable by the Company (approximately $56.6 million assuming the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to reduce the outstanding balance under its Bank Credit Facility, which was $98.8 million as of November 20, 1996.

     Borrowings under the Bank Credit Facility bear interest at a rate chosen by the Company from either the base rate of NationsBank or the Eurodollar rate plus a percentage that varies from 1.00% to 1.625%. At November 20, 1996, the weighted average interest rate under the Bank Credit Facility was 6.75%. The Company has used borrowings under the Bank Credit Facility primarily for the acquisition of or investment in the Investments. The Company expects to borrow under the Bank Credit Facility in the future to make additional acquisitions and investments.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock is listed on the NYSE under the symbol "CCT." As of November 1, 1996, there were 378 holders of record of the Common Stock. The following table sets forth, for the fiscal periods indicated, the high and low closing sales prices of the Common Stock on the NYSE and the dividend distributions per share declared by the Company with respect to each applicable quarter.

                                                                                     DISTRIBUTIONS
                                                                    HIGH     LOW       PER SHARE
                                                                    ----     ---     -------------
1994:
Third Quarter (plus June 30, 1994)................................  $18      $16 3/4     $.425
Fourth Quarter....................................................   17  3/8  14 7/8      .425
1995:
First Quarter.....................................................   17  1/8  15 5/8      .425
Second Quarter....................................................   18       15 3/8      .445
Third Quarter.....................................................   19  1/4  17 3/8      .445
Fourth Quarter....................................................   19  1/4  18 1/8      .445
1996:
First Quarter.....................................................   21  1/2  18 7/8      .445
Second Quarter....................................................   21  1/2  19 1/2      .455
Third Quarter.....................................................   21  1/4  19 3/4       .46
Fourth Quarter (through November 20, 1996)........................   21  7/8  20 3/4        --

     The Company makes quarterly distributions to stockholders of approximately 85% to 95% of its cash available for distribution; however, the Company may elect to pay more or less than such amount as determined by the Board of Directors of the Company. In any event, the Company expects to make distributions annually in excess of 95% of its REIT taxable income in order to satisfy the annual distribution requirements of a REIT. See "Federal Income Tax Considerations -- Taxation of the Company" in the Prospectus. Payment of distributions, however, will be at the discretion of the Board of Directors at all times and will depend upon various factors including the Company's financial condition, earnings, anticipated investments and other relevant factors.

     The Company has a dividend reinvestment plan under which stockholders of record may invest all or a portion of their dividend distributions and up to an additional $5,000 per quarter to purchase additional shares of Common Stock.

                                 CAPITALIZATION

     The following sets forth the capitalization of the Company as of September 30, 1996, on an actual basis, and on an adjusted basis to give effect to the sale of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company, and the use of the net proceeds therefrom to reduce the outstanding balance under the Bank Credit Facility. See "Use of Proceeds." The information set forth below should be read in conjunction with the Company's historical consolidated financial statements and notes thereto included in the documents incorporated herein by reference.

                                                                        SEPTEMBER 30, 1996
                                                                    ---------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                    ------------   ------------
Indebtedness:
  Bank credit facility............................................  $ 91,200,000   $ 42,050,000
  Mortgage loan...................................................    23,257,354     23,257,354
  10 1/2% Convertible Subordinated Debentures.....................    27,950,000     27,950,000
                                                                    ------------   ------------
          Total Indebtedness......................................  $142,407,354   $ 93,257,354
                                                                    ------------   ------------
Stockholders' equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized;
  none outstanding................................................            --             --
Common Stock, $.001 par value; 50,000,000 authorized; 10,923,731 shares issued and outstanding actual and 13,423,731 as
  adjusted(1).....................................................  $     10,924   $     13,424
Additional paid-in capital........................................   178,097,903    227,245,403
Loans to officers to finance stock purchases......................      (286,944)      (286,944)
Retained earnings.................................................       794,386        794,386
                                                                    ------------   ------------
          Total stockholders' equity..............................  $178,616,269   $227,766,269
                                                                    ------------   ------------
          Total capitalization....................................  $321,023,623   $321,023,623
                                                                    ============   ============

---------------

(1) Does not include as of September 30, 1996, (a) 1,733,333 shares of Common Stock reserved for issuance upon conversion of $27,950,000 aggregate principal amount of the Debentures, subject to adjustment in certain events, (b) 645,000 shares of Common Stock reserved for issuance pursuant to the Company's 1994 Stock Incentive Plan or (c) 997,693 shares of Common Stock reserved for issuance pursuant to the Company's Dividend Reinvestment Plan.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The selected historical consolidated financial information presented below for the fiscal years ended December 31, 1994 and December 31, 1995 has been derived from the audited consolidated financial statements of the Company. The selected historical consolidated financial information for the nine months ended September 30, 1995 and September 30, 1996 has been derived from the unaudited consolidated financial statements of the Company. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's consolidated financial statements and the notes thereto incorporated by reference in the Prospectus.

                                          FOR THE
                                        PERIOD FROM
                                       JUNE 30, 1994                                  NINE MONTHS
                                      (INCEPTION) TO                              ENDED SEPTEMBER 30,
                                       DECEMBER 31,          YEAR ENDED       ---------------------------
                                          1994(1)         DECEMBER 31, 1995       1995           1996
                                    -------------------   -----------------   ------------   ------------
STATEMENT OF OPERATIONS DATA:
Revenues..........................     $   8,240,162        $  24,707,272     $ 17,551,008   $ 25,999,518
Expenses:
  Interest........................         1,438,860            8,786,913        6,178,296      6,601,716
  Depreciation and amortization...         1,501,906            4,696,838        3,356,408      4,618,169
  Other operating.................           536,662            1,515,130        1,108,944      1,321,435
                                        ------------         ------------     ------------   ------------
          Total expenses..........     $   3,477,428        $  14,998,881     $ 10,643,648   $ 12,541,320
                                        ------------         ------------     ------------   ------------
Net income........................     $   4,762,734        $   9,708,391     $  6,907,360   $ 13,458,198
                                        ============         ============     ============   ============
Net income per share..............     $        0.80        $        1.55     $       1.15   $       1.28
                                        ============         ============     ============   ============
OTHER DATA:
Funds from operations(2)..........     $   5,628,243        $  12,523,303     $  8,942,844   $ 16,114,316
Funds from operations per share
  (primary).......................     $        0.94        $        2.00     $       1.49   $       1.53
  (fully diluted).................                --        $        1.91     $       1.43   $       1.48
Weighted average shares
  outstanding
  (primary).......................         5,980,000            6,271,242        5,996,534     10,529,286
Weighted average shares
  outstanding
  (fully diluted).................                --            8,596,663        8,165,308     12,819,826
Dividends declared................     $   5,083,000        $  12,518,896     $  8,100,166   $ 14,557,956
Dividends declared per share......     $       0.850        $        1.76     $      1.315   $      1.360
                                                                                 SEPTEMBER      SEPTEMBER
                                        DECEMBER 31,         DECEMBER 31,              30,            30,
                                                1994                 1995             1995           1996
                                        ------------         ------------     ------------   ------------
BALANCE SHEET DATA:
Real estate properties, net.......     $ 151,328,041        $ 207,257,168     $207,217,827   $290,684,489
Mortgage notes receivable.........        13,224,230           24,988,753       16,358,213     21,491,573
Total assets......................       166,363,670          240,624,883      231,533,537    326,019,489
Bank credit facility..............        67,500,000           30,225,000       78,200,000     91,200,000
10 1/2% Convertible Subordinated
  Debentures......................                --           43,947,000       51,405,000     27,950,000
Total stockholders' equity........     $  98,388,985        $ 163,746,655     $ 98,034,370   $178,616,269

---------------

(1) The Company commenced operations on June 30, 1994.
(2) Funds from operations is computed as net income (computed in accordance with generally accepted accounting principles), excluding rental income recognized on a straight-line basis on those leases with scheduled rent increases, plus depreciation and amortization. Management considers funds from operations to be an informative measure of the performance of an equity REIT and consistent with measures used by analysts to evaluate equity REITs. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is an indefinite life REIT which was incorporated in Maryland on March 31, 1994. The Company commenced operations on June 30, 1994 with the receipt of proceeds from the sale of 5,980,000 shares of Common Stock. Accordingly, the Company has a limited operating history. The Company was organized to invest in a diversified portfolio of income-producing healthcare-related real estate through acquisition of existing facilities, provision of mortgage financing or funding of the development of facilities for lease to healthcare operators. The Company believes that it is an important source of capital for the healthcare industry and intends to continue investing in a high-quality portfolio of properties managed by established operators of rehabilitation, alternate-site care, long-term care and acute-care facilities. The Company diversifies its portfolio by operator, geography, facility type and healthcare industry segment. The Company's primary objective is to provide current income for distribution to stockholders.

     The Company incurs operating and administrative expenses, principally compensation expense for its officers and other employees, office rent and occupancy costs and various expenses incurred in connection with acquiring additional facilities or providing additional mortgage financing. The Company is "self-administered" and managed by its executives and staff, and does not engage a separate advisor for administrative or investment services, although the Company does engage legal, accounting, tax and financial advisors from time to time. The Company intends to continue to declare and pay quarterly dividends to its stockholders in amounts not less than the amounts required to maintain REIT status under the Code. The Company's ability to pay dividends will depend upon its cash available for distribution.

RESULTS OF OPERATIONS

  Nine months ended September 30, 1996 compared with nine months ended September 30, 1995

     Net income for the nine months ended September 30, 1996 increased 95.6% to $13.5 million compared to $6.9 million for the nine months ended September 30, 1995. Net income per share was $1.28 (primary) and $1.27 (diluted) at September 30, 1996 as compared to $1.15 (primary and diluted) at September 30, 1995.

     Total revenues for the nine months ended September 30, 1996 increased 47.7% to $26.0 million, compared to the $17.6 million the Company reported for the first nine months of 1995. The increase in revenues is primarily attributable to additional rental and mortgage interest income from the acquisition and financing of properties subsequent to September 30, 1995. In addition, during the nine months ended September 30, 1996 the Company recognized a gain of $193,672 from the sale of an ancillary hospital facility located in Philadelphia, Pennsylvania.

     Total expenses for the 1996 nine month period increased 17.9% to $12.5 million from $10.6 million for the first nine months of 1995. Interest expenses increased $0.4 million or 6.5% to $6.6 million in the 1996 nine month period as compared to $6.2 million in the 1995 nine month period. This increase is due primarily to interest related to the Company's Mortgage Note Payable that was entered into in June 1996. Depreciation and amortization increased $1.3 million or 43.3% to $4.3 million for the nine month period ended September 30, 1996 from $3.0 million for the same period in 1995. Depreciation expense increased as a result of the acquisition of additional properties subsequent to September 30, 1995. General and administrative expenses for the nine months ended September 30, 1996 totaled $1.2 million, increasing 9.1% or $0.1 million over general and administrative expenses of $1.1 million at September 30, 1995. The increase is due primarily to additional administrative and professional services related to the additional investments in properties made since September 30, 1995.

  Year ended December 31, 1995 compared to the period from June 30, 1994 (inception) through December 31, 1994

     Revenues for the year ended December 31, 1995 totaled $24.7 million, increasing $16.5 million over 1994 revenues of $8.2 million. The increase in revenues is primarily attributable to the recognition of a full year of revenues from investments made during the partial year of 1994 and the revenues from additional investments made during 1995. Specifically, a full year of revenues from 1994 investments added $11.1 million to revenues and revenues from investments made in 1995 added an additional $5.4 million.

     Interest expense for the year ended December 31, 1995 totaled $8.8 million, increasing $7.4 million over 1994 interest expense of $1.4 million. The increase in interest expense is attributable to an increase of $3.5 million in interest expense related to a full year of interest expense on amounts borrowed under the Bank Credit Facility during 1994 and the interest expense on amounts borrowed under the Bank Credit Facility during 1995. Additionally, $3.9 million of the increase in interest expense is due to interest expense related to the issuance of $52 million of convertible debentures in March 1995.

     Depreciation and amortization for the year ended December 31, 1995 totaled $4.7 million, increasing $3.2 million over 1994 depreciation and amortization of $1.5 million. $3.1 million of the increase in depreciation and amortization is due primarily to a full year of depreciation on and amortization of investments made in 1994 and the depreciation on and amortization of additional investments made during 1995. Additionally, $0.2 million of the increase is due to amortization of deferred financing costs related to the issuance of $52 million of convertible debentures issued in March 1995.

     General and administrative expenses for the year ended December 31, 1995 totaled $1.5 million, increasing $1.0 million over 1994 general and administrative expenses of $0.5 million. The increase in general and administrative expenses is due primarily to the recognition of a full year of expenses and the additional compensation, administrative and professional services related to the additional investments made during 1995.

     For the foregoing reasons, net income for the year ended December 31, 1995 increased to $9.7 million compared to $4.8 million for the period from June 30, 1994 (inception) to December 31, 1994. Net income per share was $1.55 in the 1995 period as compared to $0.80 for the 1994 period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital in order to fund investments in healthcare properties through sale/leaseback transactions or mortgage financing. To fund these investments, the Company utilizes its cash flow from operations and a combination of long-term and short-term capital including both equity and debt. The Company's long-term capital includes equity securities and convertible debentures. The Company's short-term capital is obtained through the use of its Bank Credit Facility. The Company intends to fund future investments and working capital needs through borrowings under the Bank Credit Facility, existing cash and cash equivalents and cash flow from operations. Thereafter, the Company may raise capital through issuance of additional long-term and short-term indebtedness or the issuance of its securities in private or public transactions. There can be no assurance that acceptable financing for investments can be obtained.

     On June 24, 1996, the Company completed an amendment and restatement of its unsecured Bank Credit Facility, which provides for an increase to $150 million from its previous principal amount of $100 million, an extension of the term to June 24, 1999, from June 22, 1997, and an adjustment in the determination of the interest rate. The Bank Credit Facility is agented by NationsBank and is participated in by a consortium of seven other banks. At November 20, 1996, the Company had drawn $98.8 million against the Bank Credit Facility for the purchase of real estate properties and the funding of Mortgage Loans.

     Borrowings under the Bank Credit Facility bear interest at a rate chosen by the Company from either NationsBank's base rate or the Eurodollar rate plus a percentage ranging from 1.00% to 1.625% depending upon the Company's senior debt to consolidated total capital ratio for the preceding fiscal quarter. In addition, the Company pays a commitment fee of either .20% or .25% per annum on the unused portion of funds available for borrowing under the Bank Credit Facility. The commitment fee percentage is based on the Company's senior debt to total capital ratio.

     The Bank Credit Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements.

     The Company's current intention is to utilize the Bank Credit Facility on a short-term basis to finance future acquisitions and investments. The Company is currently evaluating various alternatives for additional equity and debt financing with which to finance those acquisitions and investments on a long-term basis.

     The Bank Credit Facility will be available until June 24, 1999, and the principal balance outstanding thereunder will mature on that date. The Company intends to renew the Bank Credit Facility or to repay the outstanding balance thereunder at maturity from the proceeds of a refinancing or from the sale of debt or equity securities. There can be no assurance that the lenders will renew the Bank Credit Facility on terms favorable to the Company or that the Company will be able to refinance the outstanding balance thereunder at that time.

     The Company believes that its existing cash resources together with net proceeds from the Offering and the unused portion of the Bank Credit Facility will be sufficient to meet the Company's anticipated acquisition, investment and working capital needs through the second quarter of 1997. Thereafter, the Company may raise capital to fund future expansions through the issuance of long-term or short-term indebtedness or the issuance of its securities in private or public transactions. There can be no assurance that acceptable financing for acquisitions and investments can be obtained.

                                    BUSINESS

GENERAL

     The Company owns, leases and invests in a diversified portfolio of Investments. As of September 30, 1996, the Company's Investments consisted of
(i) 45 Leased Properties and (ii) seven Mortgage Loans. The Investments are located in 13 states primarily in the southeastern and western regions of the United States and represent a variety of facility types in diverse healthcare industry segments. The Investments, including commitments to invest that have been partially funded, have grown from approximately $115 million at inception on June 30, 1994 to approximately $348 million on September 30, 1996.

     The following table sets forth as of September 30, 1996 certain information regarding the Investments:

                                                       PROPERTY        TOTAL         PERCENTAGE OF
                  OPERATOR(1)/PROPERTY                 TYPE(2)     INVESTMENTS(3)    PORTFOLIO(3)
    -------------------------------------------------  --------    --------------    -------------
    HEALTHSOUTH
    Altoona..........................................    IRF        $  17,090,611          4.9%
    Great Lakes Rehab. Hospital......................    IRF           14,500,000          4.2
    One-7000 Building................................    AHF           13,250,000          3.8
    Mechanicsburg....................................    IRF           12,362,633          3.5
    Richmond Medical Building II.....................    AHF           10,000,000          2.9
    Birmingham Medical Building II...................    AHF            9,600,000          2.8
    South County Medical Center......................    ASF            7,400,000          2.1
    Birmingham Medical Building I....................    AHF            4,700,000          1.3
    American Sports Medicine Institute...............    AHF            3,200,000          0.9
    Coral Gables.....................................    ORF            2,300,000          0.7
    Larkin Medical Building..........................    AHF            2,250,000          0.6
    Richmond Medical Building I......................    AHF            2,100,000          0.6
    Little Rock......................................    ORF            2,060,000          0.6
    Virginia Beach...................................    ORF            1,460,000          0.4
    North Shore......................................    ASF              910,000          0.3
                                                                     ------------        -----
                                                                    $ 103,183,244         29.6%
                                                                     ------------        -----
    COLUMBIA/HCA
    Sunrise Mountainview Medical Center..............    AHF        $  27,000,000          7.7%
    Sarasota Medical Center..........................    AHF           14,694,132          4.2
    Beaumont.........................................    AHF           10,300,000          3.0
    Bonita Bay Medical Center........................    ASF            7,997,412          2.3
    Cape Coral Medical Center........................    ASF            5,548,013          1.6
    Northlake........................................    ASF            1,040,000          0.3
                                                                     ------------        -----
                                                                    $  66,579,557         19.1%
                                                                     ------------        -----
    MEDPARTNERS
    Melbourne Medical Building.......................     PC        $   9,300,000          2.7%
    Par Place........................................     PC            6,500,630          1.9
    Brookstone.......................................     PC            6,025,000          1.7
    McCollough Clinic................................     PC            6,000,000          1.7
    Greenwood Medical Building.......................     PC            1,700,000          0.5
    Columbus OB/GYN..................................     PC            1,500,000          0.4
    Indialantic Medical Building.....................     PC            1,300,000          0.3
    West Palm Beach Medical Building ................     PC              574,120          0.2
                                                                     ------------        -----
                                                                    $  32,899,750          9.4%
                                                                     ------------        -----

                                                       PROPERTY        TOTAL         PERCENTAGE OF
                  OPERATOR(1)/PROPERTY                 TYPE(2)     INVESTMENTS(3)    PORTFOLIO(3)
    -------------------------------------------------  --------    --------------    -------------
    INTEGRATED HEALTH
    Alexandria.......................................    SAC        $  10,200,000          3.0%
    Mountain View....................................    SNF            9,775,000          2.8
    Gravois..........................................    SAC            8,500,000          2.4
                                                                     ------------        -----
                                                                    $  28,475,000          8.2%
                                                                     ------------        -----
    ORNDA
    Midway Medical Plaza.............................    AHF        $  20,400,000          5.9%
    Chapman(4).......................................    ACH            7,923,221          2.2
                                                                     ------------        -----
                                                                    $  28,323,221          8.1%
                                                                     ------------        -----
    MEDCATH
    Tuscon Heart Hospital............................    ACH        $  17,800,000          5.1%
                                                                     ------------        -----
                                                                    $  17,800,000          5.1%
                                                                     ------------        -----
    QUORUM
    Medical Building II..............................    AHF        $   5,810,320          1.7%
    Desert Springs...................................    AHF            4,700,000          1.3
    Hamiter Building.................................    AHF            4,382,520          1.2
    Goodyear Clinic..................................    AHF            1,607,160          0.5
                                                                     ------------        -----
                                                                    $  16,500,000          4.7%
                                                                     ------------        -----
    RAMSAY
    Desert Vista Hospital............................    CMHH       $   8,550,000          2.5%
    Mission Vista Hospital...........................    CMHH           3,950,000          1.1
                                                                     ------------        -----
                                                                    $  12,500,000          3.6%
                                                                     ------------        -----
    HORIZON/CMS
    Southeast Texas Rehab. Hospital..................    IRF        $  10,500,000          3.0%
                                                                     ------------        -----
                                                                    $  10,500,000          3.0%
                                                                     ------------        -----
    COGBURN
    Ideal............................................    SNF        $   4,750,000          1.4%
    Cogburn..........................................    SNF            3,963,322          1.1
                                                                     ------------        -----
                                                                    $   8,713,322          2.5%
                                                                     ------------        -----
    REMINGTON PARK
    Baytown..........................................    ALF        $   7,428,967          2.2%
                                                                     ------------        -----
                                                                    $   7,428,967          2.2%
                                                                     ------------        -----
    ARCON
    Destin...........................................    IDF        $   4,402,440          1.3%
                                                                     ------------        -----
                                                                    $   4,402,440          1.3%
                                                                     ------------        -----
    VANGUARD CARE
    Silver Haven Care................................    SNF        $   2,536,819          0.7%
    Valley View......................................    SNF              969,960          0.3
    Richardson Manor.................................    SNF              285,721          0.1
                                                                     ------------        -----
                                                                    $   3,792,500          1.1%
                                                                     ------------        -----
    HEALTHKEY/BJC HEALTH SYSTEM
    South County Medical Center II...................     PC        $   2,770,026          0.8%
                                                                     ------------        -----
                                                                    $   2,770,026          0.8%
                                                                     ------------        -----

                                                       PROPERTY        TOTAL         PERCENTAGE OF
                  OPERATOR(1)/PROPERTY                 TYPE(2)     INVESTMENTS(3)    PORTFOLIO(3)
    -------------------------------------------------  --------    --------------    -------------
    MPI
    Southwest General Hospital.......................    AHF        $   2,333,000          0.7%
                                                                     ------------        -----
                                                                        2,333,000          0.7%
                                                                     ------------        -----
    SSM HEALTH SYSTEMS, INC.
    Clayton Big Bend.................................     PC        $   2,100,000          0.6%
                                                                     ------------        -----
                                                                    $   2,100,000          0.6%
                                                                     ------------        -----
    Total Investments................................               $ 348,301,027        100.0%
                                                                     ============        =====

---------------

(1) Operators are Lessees, Borrowers, Guarantors or Sublessees of the healthcare facilities.
(2) IRF means inpatient rehabilitation facility, AHF means ancillary hospital facility, ASF means ambulatory surgery facility, ORF means outpatient rehabilitation facility, PC means physician clinic, SAC means subacute-care facility, SNF means skilled nursing facility, ACH means acute-care hospital, CMHH means comprehensive mental health hospital, ALF means assisted living facility, and IDF means integrated delivery facility.
(3) Based on the amount of the Company's investment, including commitments to invest that have been partially funded. Excludes capitalized acquisition costs and capitalized interest of approximately $1.9 million.
(4) Chapman General Hospital owns the property which is leased to a subsidiary of OrNda. OrNda guarantees the leases to the Borrower, and the leases are assigned to the Company as additional collateral for the Mortgage Loan.

SELECTED LESSEES, BORROWERS, GUARANTORS AND OPERATORS

     The following describes selected Lessees, Borrowers, Guarantors and Operators. Nine of the 16 Operators of the Properties underlying the Company's Investments are subject to the reporting requirements of the Commission and file annual reports containing audited financial information, and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information, with the Commission. With respect to such companies, the information provided is derived for the limited purposes of this Prospectus Supplement from filings made with the Commission.

     While the Company has not established any definitive credit criteria, the Company evaluates the creditworthiness of the Lessees, Borrowers, Guarantors and Operators based upon a review of publicly available financial and other information, as well as a due diligence review of the individual financial statements and other non-financial information provided by the Lessees, Borrowers, Guarantors and Operators, to the extent available, and other data customarily reviewed when a company makes an acquisition or significant investment. While the Company believes the information is provided in good faith and has no reason to believe that any of such information is inaccurate in any material respect, in most instances, the Company has not and cannot make an independent investigation of such information.

     HEALTHSOUTH. HEALTHSOUTH, headquartered in Birmingham, Alabama, is the nation's largest provider of outpatient and rehabilitative healthcare services. HEALTHSOUTH provides these services through its national network of outpatient and inpatient rehabilitation facilities, outpatient surgery centers, medical centers and other healthcare facilities. As of September 30, 1996, HEALTHSOUTH had over 1,000 patient care locations in 48 states. HEALTHSOUTH's 1995 revenues were approximately $2.0 billion.

     The following is a summary of certain financial information for
HEALTHSOUTH:

             HEALTHSOUTH SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                        DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                            1994           1995          1996
                                                        ------------   ------------   ----------
                                                                     (IN THOUSANDS)
    Balance Sheet Data:
      Cash and marketable securities..................   $  129,971     $  156,321    $  108,438
      Working capital.................................      282,667        406,125       431,764
      Total assets....................................    2,230,093      2,931,495     3,084,755
      Long-term debt..................................    1,139,087      1,391,664     1,419,455
      Stockholders' equity............................      757,583      1,185,898     1,288,672

                                                   YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED
                                                  -------------------------       JUNE 30,
                                                     1994           1995            1996
                                                  ----------     ----------   -----------------
                                                                 (IN THOUSANDS)
    Income Statement Data:
      Revenues..................................  $1,649,199      2,003,146        1,176,823
      Expenses..................................   1,464,526      1,791,257          994,734
      Net Income................................      88,083         92,521           97,406

     Columbia/HCA. Columbia/HCA, headquartered in Louisville, Kentucky, provides a full range of inpatient and outpatient services and is one of the leading hospital owners and management companies in the United States. Major services provided by Columbia/HCA and its affiliated entities include acute inpatient care, inpatient psychiatric care, outpatient diagnostic services, outpatient surgery programs, outpatient psychiatric services, rehabilitation services, skilled nursing care and home healthcare/infusion services. At November 5, 1996, Columbia/HCA operated approximately 347 hospitals, 133 outpatient surgery centers, 560 home health agencies and extensive ancillary service providers in 37 states, England and Switzerland. Columbia/HCA is building comprehensive networks of healthcare services, including home health, rehabilitation and skilled nursing units, in local markets around the country.

     MedPartners. MedPartners, with annualized revenues of approximately $4.5 billion, is the largest physician practice management company in the United States. MedPartners develops, consolidates and manages integrated healthcare delivery systems. Through its network of affiliated group and independent practice association ("IPA") physicians, MedPartners provides primary and specialty healthcare services to prepaid managed care enrollees and fee-for-service patients. MedPartners also operates one of the largest independent prescription benefit management programs in the United States and provides disease management services and therapies for patients with certain chronic conditions. As of June 30, 1996, MedPartners operated in 54 markets in 25 states through affiliations with approximately 7,400 physicians, including approximately 2,470 in group practices, 4,180 through IPA relationships and 740 who were hospital-based, providing healthcare to approximately 1.5 million prepaid enrollees.

     Integrated Health. Integrated Health, formed in 1986, and headquartered in Owings Mills, Maryland, is one of the nation's leading providers of subacute healthcare services. Integrated Health's strategy is to use geriatric care facilities as platforms to provide a wide variety of medical and rehabilitative services more typically delivered in the acute-care hospital setting. Integrated Health's focus on providing subacute care is designed to address the fact that cost containment measures implemented by private insurers and limitations on government reimbursement of hospital costs have resulted in the discharge from hospitals of many patients who continue to require subacute care. These patients often cannot be effectively cared for in the home because of the complex monitoring and specialized medical treatment required. Because geriatric care facilities have lower capital and operating costs than acute-care hospitals, Integrated Health is able to offer these complex medical services at a significantly lower cost than acute-care hospitals. As of October 21, 1996, Integrated Health operated over 1,000 post-acute service locations in 40 states throughout the United States.

     On October 21, 1996, Integrated Health announced that it had entered into a definitive merger agreement pursuant to which it will acquire Coram Healthcare Corp, which is the largest provider of home infusion services with annualized 1996 revenues of $532 million and 112 locations in 43 states.

     OrNda. OrNda, headquartered in Nashville, Tennessee, is a leading provider of healthcare services principally through the operation of 50 hospitals located in urban and suburban communities located in 15 states. The company has a significant presence in the metropolitan Los Angeles area, south Florida and the greater Phoenix area. OrNda's 1996 fiscal year revenues were approximately $2.1 billion.

     On October 17, 1996, OrNda announced that it had agreed to be acquired by Tenet Healthcare Corp. for approximately $3.22 billion in stock and assumed debt. Tenet is the nation's second-largest hospital company. Upon completion of the transaction, which is subject to shareholder and regulatory approvals, Tenet will operate 126 hospitals located in 22 states and will have combined annual revenues of approximately $8.5 billion.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement, each of the Underwriters named below has severally agreed to purchase, and the Company has agreed to sell to each Underwriter, the number of Shares set forth opposite its name below at the public offering price less the underwriting discounts and commissions set forth on the cover of this
Prospectus:

                                                                                 NUMBER
                                       NAME                                     OF SHARES
    --------------------------------------------------------------------------  ---------
    Smith Barney Inc..........................................................    625,000
    PaineWebber Incorporated..................................................    625,000
    J.C. Bradford & Co........................................................    625,000
    Cowen & Company...........................................................    625,000
                                                                                ---------
              Total...........................................................  2,500,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Shares offered hereby (other than those covered by the over-allotment option described below) if any of such Shares are taken.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the Shares to the public at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price, less a concession not in excess of $0.65 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the Shares to the public, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus, to purchase up to 375,000 additional Shares at the same price per share as the Company receives for the Shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option to purchase up to a total of 375,000 Shares, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Shares to be purchased by it shown in the above table bears to the total number of Shares shown in the above table, and the Company will be obligated, pursuant to the option, to sell such Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares offered hereby. If purchased, the Underwriters will sell such additional 375,000 Shares on the same terms as those on which the Shares are being offered.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

     The Company and each officer and director of the Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any option or warrants to purchase Common Stock, except, in the case of the Company, pursuant to the grant or exercise of options under the Stock Incentive Plan and shares of Common Stock issuable upon conversion of the Debentures, for a period of 180 days from the date of this Prospectus Supplement, without the prior written consent of Smith Barney Inc.

     The Underwriters have engaged and may in the future engage in investment banking services for the Company.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Sirote & Permutt, P.C., Birmingham, Alabama, and for the Underwriters by Dewey Ballantine, New York, New York. As to matters of Maryland law, Sirote & Permutt, P.C. and Dewey Ballantine will rely upon an opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland.

Inside Back Cover


[A map of the United States showing the locations of the Company's properties in the various states with a number signifying the number of properties in that state. The footnote (denoted by an asterisk) refers to the information in the map.]












* As of September 30, 1996, including partially funded commitments to invest.

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             -----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............  S-3
Use of Proceeds............................  S-6
Price Range of Common Stock and
  Distributions............................  S-6
Capitalization.............................  S-7
Selected Historical Consolidated
  Financial Information....................  S-8
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations............................  S-9
Business...................................  S-12
Underwriting...............................  S-17
Legal Matters..............................  S-18
PROSPECTUS
Available Information......................  2
Incorporation of Certain Documents by
  Reference................................  2
The Company................................  3
Risk Factors...............................  3
Use of Proceeds............................  8
Consolidated Ratios of Earnings to Fixed
  Charges and Combined Fixed Charges
  and Preferred Stock Dividend
  Requirements.............................  8
Description of Debt Securities.............  8
Description of Capital Stock...............  16
Federal Income Tax Considerations..........  21
Plan of Distribution.......................  30
Legal Matters..............................  31
Experts....................................  31

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------

                                2,500,000 SHARES

                                [CAPSTONE LOGO]

                                CAPSTONE CAPITAL
                                  CORPORATION

                                  COMMON STOCK
                                  ------------

                             PROSPECTUS SUPPLEMENT

                               NOVEMBER 20, 1996

                                  ------------
                               SMITH BARNEY INC.

                            PAINEWEBBER INCORPORATED

                              J.C. BRADFORD & CO.

                                COWEN & COMPANY
             ------------------------------------------------------
             ------------------------------------------------------